

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 23, 2008

Via U.S. Mail

Mr. Robert E. Swanson, Chief Executive Officer
Ridgewood Energy V Fund LLC
Ridgewood Energy W Fund LLC
1314 King Street
Wilmington, Delaware 19801

   Re: **Ridgewood Energy V Fund LLC**
      Amendment No. 1 to Form 10
      Filed June 18, 2008
      File No. 0-53178

      Ridgewood Energy W Fund LLC
      Amendment No. 1 to Form 10
      Filed June 18, 2008
      File No. 0-53177

Dear Mr. Swanson:

   We have completed our review of your Form 10 and related filings and have no further comments at this time.

           Sincerely,

           H. Roger Schwall
           Assistant Director